Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Sterling Software, Inc.
Commission File No. 001-08465



Contacts: Bob Gordon, public relations         Doug Robinson, investor relations
          (631) 342-2391                       (631) 342-2745
          bobg@ca.com                          dougr@ca.com


                   COMPUTER ASSOCIATES COMMENCES TENDER OFFER
                           FOR STERLING SOFTWARE, INC.

ISLANDIA, N.Y., February 22, 2000--Computer Associates International, Inc. (NYSE: CA) announced that it commenced today, through Silversmith Acquisition Corp. (Silversmith), a wholly-owned subsidiary of CA, a tender offer to acquire all of the outstanding shares of Sterling Software, Inc. (NYSE: SSW) common stock (including the associated rights).

The offer is being made pursuant to the Agreement and Plan of Merger dated as of February 14, 2000 among CA, Silversmith and Sterling Software, Inc. It is conditioned, among other things, upon obtaining necessary regulatory approvals and at least a majority of the total number of outstanding Sterling Software shares on a fully diluted basis being tendered and not withdrawn as of the date the offer expires. The offer is scheduled to expire at midnight New York City time, on March 20, unless the offer is extended.

The $4 billion stock-for-stock acquisition, which would be the largest ever in the history of the software industry, has been approved unanimously by the Boards of Directors of both Sterling Software and CA. The acquisition is expected to be accretive to CA's earnings per share, excluding any one-time research and development charge and amortization of acquisition intangibles. The acquisition will be accounted for using the purchase method.

Under terms of the tender offer, CA will exchange 0.5634 shares of CA stock for each outstanding Sterling Software share. The exchange ratio is subject to a collar. If the average of the average trading price of CA stock for the designated period prior to the closing of the offer is greater than $77.12, the exchange ratio will be reduced so that each Sterling Software share tendered in the offer would be exchanged for $43.45 worth of CA stock. If the average of the average trading price of CA shares for the period is less than $63.10, the exchange ratio will be increased so that each Sterling Software share tendered in the offer would be exchanged for $35.55 worth of CA stock. In this case, CA may at its option reduce the exchange ratio by making up all or part of the difference in cash. The tender offer will be followed by a back-end merger on the same terms as those in the offer.

The parties expect the transaction will be one of the first to use the SEC's new
"fast  track"   exchange  offer  rules  designed  to  expedite   stock-for-stock
transactions.

The acquisition of Sterling Software will extend CA's arsenal of software and services to build, deploy, manage and secure eBusiness solutions. Sterling Software solutions are deployed at more than 20,000 customer sites worldwide, including 90 percent of Fortune 100 companies.

CA is mailing today to registered holders of Sterling Software shares a preliminary prospectus regarding the exchange offer, accompanied by a letter of transmittal to be used to tender Sterling Software shares in the exchange offer. Beneficial owners of Sterling Software shares holding in "street name" through their brokers may receive the prospectus and letter of transmittal from their broker and may contact their brokers for those documents. In any case, copies of the preliminary prospectus and letter of transmittal may be requested from our Information Agent, MacKenzie Partners, Inc., by calling toll free 1-800-322-2885.

Sterling Software is a leading provider of software and services for the application development, business intelligence, information management, storage management, network management, VM systems management, and federal systems markets. The company is one of the 20 largest independent software companies in the world. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

Computer Associates International, Inc. (NYSE: CA), the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

                                       ###

All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

                                      -----

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.

This press release contains forward-looking statements, including statements concerning the business, future financial position, results of operations, business strategy, earnings, and other benefits of our proposed business combination and plans and objectives of management for future operations of Computer Associates and Sterling Software. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected.

Statements regarding the expected benefits of our proposed business combination with Sterling Software are based on expectations that Computer Associates believes are reasonable, but we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially include, among others:

- risks, uncertainties and assumptions relating to global economic conditions;
- market acceptance of competing technologies,
- the availability and cost of new computer software products,
- our ability to maintain or increase market share in our core business while expanding our product base into other markets,
- increasing dependency on large dollar enterprise transactions with individual clients
- our ability to maintain existing relationships with customers,
- our ability to recruit and retain qualified personnel,
- the strength of our distribution channels,
- our ability to effectively manage fixed and variable expense growth relative to revenue growth,
- possible disruptions resulting from organizational changes,
- our ability to effectively integrate acquired products and operations, including those of the Sterling Software and
- increasing dependency on lower profit margin businesses, such as professional services.

These and other risk factors are discussed in more detail in the prospectus. See "Risk Factors" in the prospectus. Many such factors are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.